Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, D.C. 20004 Tel: 202.739.3000 Fax: 202.739.3001 www.morganlewis.com
W. John McGuire Partner 202.739.5654 wjmcguire@morganlewis.com

April 9, 2010

Dominic Minore, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	U.S. One Trust (the “Trust”) – Amendment No. 3 to the Registration Statement on Form
N-1A (the “Registration Statement”)
Registration Numbers 333-160877; 811-22320

Dear Mr. Minore,

This letter responds to comments raised by the Staff during a telephone conversation on April 7, 2010 concerning Amendment No. 3 to the Trust’s Registration Statement on Form N-1A filed on April 5, 2010.  Unless otherwise noted, capitalized terms have the same meaning as contained in the Trust’s registration statement.

1.	Comment: Under “Fund Fees and Expenses,” shorten the parenthetical next to “Management Fees” by summarizing the expenses which the Adviser will not pay, or delete the parenthetical from the table.

Response: We have deleted the parenthetical from the table.

2.	Comment: Under “Additional Risks,” specify whether the risks are principal or non-principal.

Response: We have moved “Costs of Investing in Underlying ETFs” to the “Principal Risks” section of the prospectus and revised the caption “Additional Risks” to state “Non-Principal Risks.”

3.
Comment: The Staff noted that there is no limit to the percentage of Fund assets which may be invested in an Underlying ETF, as disclosed in the “Principal Risks” section.  In the event the Fund invests 25% or more of its assets in an Underlying ETF, the Fund should undertake to supplement the prospectus with a brief summary of the Underlying ETF, the risks associated with investing in the Underlying ETF, and where investors can get more information about the Underlying ETF.  The Fund should then file a post-effective amendment containing that Underlying ETF’s financial statements or incorporating them by reference.

April 9, 2010

Response: Initially, we note that providing the requested information in the suggested manner would be an expensive, less timely method of providing information which the Fund already will be making readily available to current and prospective shareholders.  On each day the Fund is open, before commencement of trading on the NYSE, it will disclose on its website the identities and weightings of the securities and other assets held by the Fund that will form the basis for its calculation of NAV at the end of that day.  The website and information will be publicly available at no charge.  Similarly, each Underlying ETF held by the Fund will provide the same information on its website.  This will provide current and prospective shareholders access to the most current, publicly available information about the Fund and each of its Underlying ETFs.  As stated in our response letter dated April 5, 2010, we also believe that it would not be practical or cost-effective to supplement the prospectus each time the Fund invests or intends to invest 25% or more in an Underlying ETF because the Fund’s investments in Underlying ETFs could fluctuate from day to day and by the time prospective or existing shareholders received such a supplement, the Fund may no longer have a 25% position in an Underlying ETF.  This is likely to cause confusion among shareholders.  Additionally, supplementing the Prospectus, and filing a post-effective amendment each time the Fund invests 25% or more in an Underlying ETF, will be very costly and the costs will be borne by the Fund’s shareholders while providing no additional information.  Filing a post-effective amendment is also not required from either an investor protection perspective or to meet a legal obligation.  The Underlying ETFs in which the Fund invests will be identified on the Fund’s website, allowing shareholders to obtain financial statements and other information from that Underlying ETF’s public documents and filings (which has the same effect as filing a post-effective amendment and incorporating financial statements by reference).  Given the disclosures that are made in the Fund’s prospectus about the possibility that the Fund would invest in a small number of Underlying ETFs, we do not believe that a decision to invest more than 25% of the Fund’s assets in a single Underlying ETF creates a legal obligation to file a post-effective amendment.

Additionally, while the Fund does disclose that there is no limit to the percentage of Fund assets that can be invested in a single Underlying ETF, we would be willing to add disclosure in the Fund’s final 497 filing stating that the Fund will at all times be invested in three or more separate Underlying ETFs.

4.	Comment: Under “Additional Investment Strategies,” include expanded disclosures of the Fund’s principal investment strategies and principal risks in response to Item 9(b) and 9(c) of Form N-1A.

April 9, 2010

Response: As noted in our response letter dated April 5, 2010, General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”  In the Fund’s prospectus, we have included information related to the Fund’s principal investment strategies and risks in response to Items 4(a) and 4(b) of Form N-1A, and therefore, consistent with Form N-1A instructions, we have not repeated the information in response to Item 9.  Indeed, we believe it would be unnecessarily redundant and inconsistent with principles of effective disclosure to repeat the information.  Consequently, we believe that our current disclosure is fully compliant with Form N-1A.

5.
Comment: In the signatures, clarify that Mr. Hrabal is signing in the capacities of principal executive officer, principal financial officer and principal accounting officer or comptroller, as required by Section 6(a) of the Securities Act of 1933.

Response: We confirm that Mr. Hrabal does serve and did sign in each of these capacities. Further, we undertake to clarify that Mr. Hrabal is signing in these capacities the next time the Trust amends its registration statement.

6.
Comment: Confirm that the Fund will receive approval for listing on the NYSE Arca and receive no-action relief under the Securities Exchange Act of 1934 ( the “1934 Act”) at the time the Staff grants acceleration of effectiveness of the registration statement.

Response: The Fund has received an order granting approval for listing on the NYSE Arca (Release No. 34-61843) and expects to obtain no-action relief under the 1934 Act at the time the Staff grants acceleration of effectiveness of the registration statement.

April 9, 2010

* * * * * * * * * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or comments at 202.739.5654, or one of my colleagues, Michael Berenson at 202.739.5450 or Abigail Bertumen at 202.739.5945.  We appreciate your continued attention to this filing.

Sincerely,

/s/ W. John McGuire

W. John McGuire